**Exhibit 99.2**

**ILLINOIS TOOL WORKS INC.**
**2007 INCOME STATEMENTS RESTATED FOR DISCONTINUED OPERATIONS**

**(In thousands except per share data)**            **(UNAUDITED)**

| STATEMENT OF INCOME | 1Q 2007 | 2Q 2007 | 3Q 2007 | YTD |
|---|---|---|---|---|
| Operating Revenues | $ 3,716,641 | $ 4,136,836 | $ 4,073,004 | $ 11,926,481 |
| Cost of revenues | 2,413,010 | 2,657,405 | 2,625,922 | 7,696,337 |
| Selling, administrative, & R&D expenses | 694,976 | 744,056 | 714,032 | 2,153,064 |
| Amortization and impairment of goodwill & other intangibles | 40,178 | 39,779 | 39,102 | 119,059 |
| Operating Income | 568,477 | 695,596 | 693,948 | 1,958,021 |
| Interest expense | (24,379) | (25,607) | (25,824) | (75,810) |
| Other income | 15,054 | 22,025 | 20,254 | 57,333 |
| Income from Continuing Operations Before Income Taxes | 559,152 | 692,014 | 688,378 | 1,939,544 |
| Income taxes | 174,139 | 211,578 | 197,667 | 583,384 |
| Income from Continuing Operations | 385,013 | 480,436 | 490,711 | 1,356,160 |
| Income from Discontinued Operations | 17,422 | 25,170 | 377 | 42,969 |
| Net Income | $ 402,435 | $ 505,606 | $ 491,088 | $ 1,399,129 |
| | | | | |
| Income Per Share from Continuing Operations: | | | | |
| Basic | $ 0.69 | $ 0.86 | $ 0.89 | $ 2.44 |
| Diluted | $ 0.68 | $ 0.86 | $ 0.89 | $ 2.42 |
| | | | | |
| Income Per Share from Discontinued Operations: | | | | |
| Basic | $ 0.03 | $ 0.05 | $ — | $ 0.08 |
| Diluted | $ 0.03 | $ 0.04 | $ — | $ 0.08 |
| | | | | |
| Net Income Per Share: | | | | |
| Basic | $ 0.72 | $ 0.91 | $ 0.89 | $ 2.52 |
| Diluted | $ 0.71 | $ 0.90 | $ 0.89 | $ 2.50 |
| | | | | |
| Shares outstanding during the period: | | | | |
| Average | 559,001 | 556,793 | 549,561 | 555,474 |
| Average assuming dilution | 563,280 | 561,244 | 554,255 | 559,949 |

**ILLINOIS TOOL WORKS INC.**
**2006 INCOME STATEMENTS RESTATED FOR DISCONTINUED OPERATIONS**

**(In thousands except per share data)**                                                    **(UNAUDITED)**

| STATEMENT OF INCOME | 1Q 2006 | 2Q 2006 | 3Q 2006 | 4Q 2006 | YTD |
|---|---|---|---|---|---|
| Operating Revenues | $ 3,239,187 | $ 3,515,474 | $ 3,473,885 | $ 3,570,450 | $ 13,798,996 |
| Cost of revenues | 2,075,618 | 2,244,559 | 2,244,911 | 2,321,801 | 8,886,889 |
| Selling, administrative, & R&D expenses | 593,946 | 594,236 | 586,481 | 627,483 | 2,402,146 |
| Amortization and impairment of goodwill & other intangibles | 35,973 | 24,664 | 25,237 | 38,670 | 124,544 |
| Operating Income | 533,650 | 652,015 | 617,256 | 582,496 | 2,385,417 |
| Interest expense | (18,826) | (18,955) | (20,710) | (26,917) | (85,408) |
| Other income | 10,221 | 25,876 | 37,042 | 17,838 | 90,977 |
| Income from Continuing Operations Before Income Taxes | 525,045 | 658,936 | 633,588 | 573,417 | 2,390,986 |
| Income taxes | 162,464 | 198,359 | 193,011 | 156,575 | 710,409 |
| Income from Continuing Operations | 362,581 | 460,577 | 440,577 | 416,842 | 1,680,577 |
| Income from Discontinued Operations | 3,949 | 5,277 | 5,515 | 22,428 | 37,169 |
| Net Income | $ 366,530 | $ 465,854 | $ 446,092 | $ 439,270 | $ 1,717,746 |
| | | | | | |
| Income Per Share from Continuing Operations: | | | | | |
| Basic | $ 0.64 | $ 0.81 | $ 0.78 | $ 0.74 | $ 2.97 |
| Diluted | $ 0.64 | $ 0.81 | $ 0.77 | $ 0.73 | $ 2.95 |
| | | | | | |
| Income Per Share from Discontinued Operations: | | | | | |
| Basic | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.04 | $ 0.07 |
| Diluted | $ 0.01 | $ 0.01 | $ 0.01 | $ 0.04 | $ 0.07 |
| | | | | | |
| Net Income Per Share: | | | | | |
| Basic | $ 0.65 | $ 0.82 | $ 0.79 | $ 0.78 | $ 3.04 |
| Diluted | $ 0.65 | $ 0.81 | $ 0.78 | $ 0.77 | $ 3.01 |
| | | | | | |
| Shares outstanding during the period: | | | | | |
| Average | 563,874 | 567,446 | 567,637 | 564,029 | 565,632 |
| Average assuming dilution | 567,689 | 571,954 | 570,929 | 568,227 | 569,892 |